As filed with the Securities and Exchange Commission on March 19, 2025
Securities Act File No. 333-268405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 7	☒

TPG Twin Brook Capital Income Fund
(Exact name of registrant as specified in charter)

245 Park Avenue, 26th Floor
New York, NY 10167
(212) 692-2000
(Address and telephone number, including area code, of principal executive offices)

Jenny B. Neslin
TPG Twin Brook Capital Income Fund
245 Park Avenue, 26th Floor
New York, NY 10167
(Name and address of agent for service)

COPIES TO:
Rajib Chanda, Esq.
Steven Grigoriou, Esq.
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, DC 20001

Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement.
If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒
It is proposed that this filing will become effective (check appropriate box)

☒	This post-effective amendment will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE
This Post-Effective Amendment No. 7 to the Registration Statement on Form N-2 (File No. 333-268405) of TPG Twin Brook Capital Income Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 7 consists only of a facing page, this explanatory note and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 7 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 7 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C
Other Information
Item 25. Financial Statements And Exhibits

(1) Financial Statements

The following financial statements of TPG Twin Brook Capital Income Fund are included in Part A of this Registration Statement.

INDEX TO FINANCIAL STATEMENT
TPG Twin Brook Capital Income Fund

PAGE
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Assets and Liabilities as of December 31, 2023 and December 31, 2022	F-3
Consolidated Statements of Operations for the Year Ended December 31, 2023 and for the Period from January 27, 2022 (Inception) through December 31, 2022	F-5
Consolidated Statements of Changes in Net Assets for the Year Ended December 31, 2023 and for the Period from January 27, 2022 (Inception) through December 31, 2022	F-7
Consolidated Statements of Cash Flows for the Year Ended December 31, 2023 and for the Period from January 27, 2022 (Inception) through December 31, 2022	F-8
Consolidated Statements of Investments as of December 31, 2023 and December 31, 2022	F-10
Notes to Consolidated Financial Statements	F-39

(2) Exhibits

(a)(1)	Fifth Amended and Restated Declaration of Trust of the Registrant(17)
(b)	Fourth Amended and Restated Bylaws of the Registrant(17)
(d)	Form of Subscription Agreement (included in the Prospectus as Appendix A)(8)
(e)	Distribution Reinvestment Plan of the Registrant, dated October 25, 2022(1)
(g)	Amended and Restated Investment Management Agreement by and between the Fund and the Adviser, dated November 1, 2023(9)
(h)(1)	Amended and Restated Intermediary Manager Agreement, dated March 1, 2023, by and between the Fund and Foreside Financial Services, LLC(6)
(h)(2)	Form of Selected Intermediary Agreement(11)
(h)(3)	Distribution and Shareholder Servicing Plan of the Registrant, dated March 11, 2025(17)
(j)	Form of Custodian Agreement(2)
(k)(1)	Amended and Restated Administration Agreement by and between the Fund and the Administrator, dated September 6, 2023(7)
(k)(2)	Transfer Agent Agreement by and between the Fund and DST Systems, Inc., dated October 24, 2022(1)
(k)(3)	Multi-Class Plan of the Registrant, dated October 25, 2022(1)
(k)(4)	Expense Support and Conditional Reimbursement Agreement by and between the Registrant and the Adviser, dated October 25, 2022(1)
(k)(5)
Loan and Servicing Agreement, dated as of June 17, 2022, by and among Twin Brook Capital Funding XXXIII MSPV, LLC, Twin Brook Capital Funding XXXIII, LLC, AGTB Fund Manager, LLC, the Lenders (as defined therein) party thereto, Morgan Stanley Asset Funding Inc. and The Bank of New York Mellon Trust Company, National Association(3)

(k)(6)
Amendment No. 1 to Loan and Servicing Agreement, dated as of October 28, 2022, by and among Twin Brook Capital Funding XXXIII MSPV, LLC, Twin Brook Capital Funding XXXIII, LLC, AGTB Fund Manager, LLC, the Lenders (defined therein) party thereto, Morgan Stanley Asset Funding Inc. and The Bank of New York Mellon Trust Company, National Association(4)

(k)(7)
Amendment No. 3 to Loan and Servicing Agreement, dated as of May 28, 2024, by and among Twin Brook Capital Funding XXXIII MSPV, LLC, AGTB Fund Manager, LLC, the Lenders (defined therein) party thereto, Morgan Stanley Asset Funding, Inc. and the Bank of New York Mellon Trust Company, National Association(12)

(k)(8)
Loan, Security and Collateral Management Agreement, dated as of December 13, 2022, by and among Twin Brook Capital Funding XXXIII ASPV, LLC, Twin Brook Capital Funding XXXIII, LLC, AGTB Fund Manager, LLC, the Lenders (defined therein) party thereto, Ally Bank and Computershare Trust Company, National Association(5)

(k)(9)
First Amendment to Loan, Security and Collateral Management Agreement, dated as of August 9, 2024, by and among Twin Brook Capital Funding XXXIII ASPV, LLC, as the Borrower, AGTB Fund Manager, LLC, as the Collateral Manager, Ally Bank, as the Administrative Agent and as the Swingline Lender, the Required Lenders party thereto and Western Alliance Trust Company, N.A., as the Collateral Custodian(14)

(k)(10)	Senior Secured Revolving Credit Agreement, dated as of November 17, 2023, by and among the Fund, the Lenders and Issuing Banks (as defined therein) party thereto and Truist Bank (10)
(k)(11)	First Amendment to Senior Secured Revolving Credit Agreement, dated as of August 16, 2024, by and among the Fund, the Lenders and Issuing Banks (as defined therein) party thereto and Truist Bank(15)
(k)(12)	Note Purchase Agreement, dated as of March 19, 2024, by and among the Fund and the purchasers party thereto(17)
(k)(13)	First Supplement to Master Note Purchase Agreement, dated October 15, 2024, by and among the Fund and the purchasers party thereto(16)
(k)(14)
Purchase and Placement Agency Agreement, dated as of May 30, 2024, by and among Twin Brook CLO 2024-1 LLC, Twin Brook Capital Funding XXXIII, LLC, Morgan Stanley & Co. LLC and KeyBanc Capital Markets Inc.(13)

(k)(15)	Indenture, dated as of May 30, 2024, by and between Twin Brook CLO 2024-1 LLC, as Issuer and Computershare Trust Company, N.A., as Trustee(13)
(k)(16)
Credit Agreement, dated as of May 30, 2024, by and between Twin Brook CLO 2024-1 LLC, as Borrower, Various Financial Institutions and Other Persons, as Lenders, Computershare Trust Company, N.A., as Loan Agent, and Computershare Trust Company, N.A., as Collateral Trustee(13)

(k)(17)	Collateral Management Agreement, dated as of May 30, 2024, by and between Twin Brook CLO 2024-1 LLC and AGTB Fund Manager, LLC(13)

(k)(18)	Loan Sale Agreement, dated as of May 30, 2024, by and between Twin Brook Capital Funding XXXIII, LLC, as the Seller, and Twin Brook CLO 2024-1 LLC, as the Issuer(13)
(l)	Opinion of Richards, Layton & Finger, P.A.(2)
(n)(1)	Consent of Independent Registered Public Accounting Firm for the Fund Deloitte & Touche LLP*
(n)(2)	Consent of Independent Registered Public Accounting Firm for the Fund PricewaterhouseCoopers LLP*
(n)(3)	Power of Attorney(1)
(n)(4)	Consent of Independent of Registered Public Accounting Firm for AG Twin Brook BDC, Inc.(8)
(n)(5)	Consent of Independent Registered Public Accounting Firm for AGTB Private BDC(8)
(n)(6)	Report of Independent Registered Accounting Firm with respect to the “Senior Securities” table(8)
(p)	Subscription Agreement for Seed Capital, dated February 17, 2022(1)
(r)	Joint Code of Ethics of the Fund and the Adviser(17)
(s)	Calculation of Filing Fee Tables(1)
*	Filed herewith.
(1)	Previously filed as an exhibit to the Registration Statement on Form N-2 (File No. 333-268405), filed on November 16, 2022 and incorporated herein by reference.
(2)	Previously filed as an exhibit to the Registration Statement on Form N-2 (File No. 333-268405), filed on December 12, 2022 and incorporated herein by reference.
(3)	Previously filed as an exhibit to AGTB Private BDC’s Current Report on Form 8-K (File No. 814-01520), filed on June 24, 2022 and incorporated herein by reference.
(4)	Previously filed as an exhibit to AGTB Private BDC’s Current Report on Form 8-K (File No. 814-01520), filed on November 1, 2022 and incorporated herein by reference.
(5)	Previously filed as an exhibit to AGTB Private BDC’s Current Report on Form 8-K (File No. 814-01520), filed on December 19, 2022 and incorporated herein by reference.
(6)	Previously filed as an exhibit to TPG Twin Brook Capital Income Fund’s Annual Report on Form 10-K (File No. 814-01523), filed on March 17, 2023 and incorporated herein by reference.
(7)	Previously filed as an exhibit to TPG Twin Brook Capital Income Fund’s Current Report on Form 8-K (File No. 814-01523), filed on September 8, 2023 and incorporated herein by reference.
(8)	Previously filed as an exhibit to TPG Twin Brook Capital Income Fund’s Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-268405), filed on September 22, 2023 and incorporated herein by reference.
(9)	Previously filed as an exhibit to TPG Twin Brook Capital Income Fund’s Current Report on Form 8-K (File No. 814-01523), filed on November 2, 2023 and incorporated herein by reference.
(10)	Previously filed as an exhibit to TPG Twin Brook Capital Income Fund’s Current Report on Form 8-K (File No. 814-01523), filed on November 22, 2023 and incorporated herein by reference.
(11)	Previously filed as an exhibit to TPG Twin Brook Capital Income Fund’s Post Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-268405), filed on May 1, 2024 and incorporated herein by reference.
(12)	Previously filed as an exhibit to TPG Twin Brook Capital Income Fund’s Current Report on Form 8-K (File No. 814-01523), filed on June 3, 2024 and incorporated herein by reference.
(13)	Previously filed as an exhibit to TPG Twin Brook Capital Income Fund’s Current Report on Form 8-K (File No. 814-01523), filed on June 5, 2024 and incorporated herein by reference.
(14)	Previously filed as an exhibit to TPG Twin Brook Capital Income Fund’s Quarterly Report on Form 10-Q (File No. 814-01523), filed on August 13, 2024 and incorporated herein by reference.
(15)	Previously filed as an exhibit to TPG Twin Brook Capital Income Fund’s Current Report on Form 8-K (File No. 814-01523), filed on August 16, 2024 and incorporated herein by reference.
(16)	Previously filed as an exhibit to TPG Twin Brook Capital Income Fund’s Current Report on Form 8-K (File No. 814-01523), filed on October 21, 2024 and incorporated herein by reference.
(17)	Previously filed as an exhibit to TPG Twin Brook Capital Income Fund’s Annual Report on Form 10-K (File No. 814-01523), filed on March 17, 2025 and incorporated herein by reference.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses Of Issuance And Distribution

SEC registration fee	$551,000
FINRA filing fee	$225,500
Legal	$3,000,000
Printing	$700,000
Accounting	$60,000
Blue Sky Expenses	$350,000
Advertising and sales literature	$700,000
Due Diligence	$300,000
Miscellaneous fees and expenses	$850,000
Total	$6,736,500

Item 28. Persons Controlled By Or Under Common Control

None.

Item 29. Number Of Holders Of Securities

The following table sets forth the number of record holders of the Registrant’s common shares at February 28, 2025.

Title of Class	Number of Record Holder
Class I Common shares of beneficial interest, $0.001 par value	1743
Class S Common shares of beneficial interest, $0.001 par value	796
Class D Common shares of beneficial interest, $0.001 par value	23

Item 30. Indemnification

The information contained under the heading “Description of our Shares.” “Investment Management Agreement and Administration Agreement” and “Plan of Distribution—Indemnification” in this Registration Statement is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Prior to the date on which we consummate the initial sales pursuant to this offering, the Registrant expects to obtain liability insurance for the benefit of its Trustees and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

Item 31. Business and Other Connections of Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which AGTB Fund Manager, LLC, and each managing director, director or executive officer of AGTB Fund Manager, LLC, is or has been, during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management of the Fund.” Additional information regarding AGTB Fund Manager, LLC and its officers and managing member is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-123304), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

4) the Registrant;
5) the transfer agent;
6) the Custodian;
7) the Adviser; and
8) the Administrator.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

We hereby undertake:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time will be deemed to be the initial bona fide offering thereof;

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C 17 CFR 230.430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act 17 CFR 230.497(b), (c), (d) or (e) as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act 17 CFR 230.430A, will be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(5) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities. The undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act 17 CFR 230.497;
(ii) the portion of any advertisement pursuant to Rule 482 under the Securities Act 17 CFR 230.482 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on the 19th day of March, 2025.

TPG TWIN BROOK CAPITAL INCOME FUND

By:	/s/ Trevor Clark
Name:	Trevor Clark
Title:	Chief Executive Officer and President
Pursuant to the requirements of the Securities Act, this registration statement on Form N-2 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Trevor Clark	Chairman, Chief Executive Officer and President	March 19, 2025
Trevor Clark

/s/ Terrence Walters	Chief Financial Officer and Treasurer	March 19, 2025
Terrence Walters

/s/ James E. Bowers*	Trustee	March 19, 2025
James E. Bowers

/s/ James N. Hallene*	Trustee	March 19, 2025
James N. Hallene

/s/ Lance A. Ludwick*	Trustee	March 19, 2025
Lance A. Ludwick

*By:	/s/ Terrence Walters
Terrence Walters
As Agent or Attorney-in-Fact
March 19, 2025
The original powers of attorney authorizing Trevor Clark, Terrence Walters and Jenny B. Neslin to execute the Registration Statement, and any amendments thereto, for the trustees of the Registrant on whose behalf this Amendment is filed have been executed and filed as an Exhibit to the Registration Statement on Form N-2 (File No. 333-268405), filed on November 16, 2022, and incorporated herein by reference.